FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc

2. Name of shareholder having a major interest

Fidelity Management & Research Company and Associates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

40 or so Nominee Companies (for various amounts)

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

1,246,851 shares (being change since previous notification)

8. Percentage of issued class

Nominal

9. Class of security

Ordinary Shares of 10p each

10. Date of transaction

24th September 2002 (being date of notification)

11. Date company informed

24th September 2002

12. Total holding following this notification

58,063,727 shares

13. Total percentage holding of issued class following this notification

3.99 per cent

14. Any additional information

Disclosure relates to FMR Corp and Fidelity International Limited and its direct and indirect subsidiaries (being non-beneficial interests)

15. Name of contact and telephone number for queries

P J Lott – Abbey National Group Secretariat

16. Name and signature of authorised company official responsible for making this notification.

P J Lott – Abbey National Group Secretariat

Date of notification

24th September 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 24th September, 2002

By ______________________
Ian Christie, Assistant Group Secretary